ONLINETEL TURNS PROFITABLE AND ANTICIPATES RECORD REVENUES IN Q4

TORONTO, September 17th, 2003/ - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, is anticipated to report record revenues for fiscal Q4, which would represent its fourth consecutive quarterly increase. Onlinetel has experienced significant growth with revenues in July and August totaling $941,000, which are 8% higher than in the first two months of fiscal Q3 and 39% higher than in the previous year. Based on current figures, Onlinetel’s annualized revenue run rate is now over $6 million. Additionally, Eiger is pleased to report that Onlinetel has made a significant improvement in cash flow and turned profitable in August.

Onlinetel’s 10-10-580 segment experienced substantial progress during August as the company’s core operations shift increasingly towards the rapidly expanding residential market. August revenues for the 10-10-580 segment were up 18% over July and up 451% over the same period last year.

Eiger continues to work closely with the management of Globalive Communications to move forward with the transaction announced on August 7, 2003.  The two companies are currently conducting due diligence in an effort towards signing a definitive agreement and receiving regulatory approvals.

"We look forward to working together with Globalive management to build Canada’s premier VoIP and leading-edge telecom solutions provider.” said Gerry Racicot, CEO of Eiger. “This transaction follows the strategy we have held from the outset of our investment in Onlinetel, which is to enter a distressed growth business, restructure operations, build to profitability and then seek the best growth and valuation drivers for that investment. Eiger shareholders will participate in the growth of a new and exciting publicly-listed vehicle that we expect will crystallize a premium value for Onlinetel, which we feel is not currently being reflected in the marketplace. Furthermore, the transaction will accelerate the growth of our Onlinetel investment by focusing on acquisitions, generating strong financial results and providing the lowest-cost, high-quality telephony services in Canada.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com/">www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.